UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

Bitfarms Ltd.

(Exact name of Registrant as specified in its charter)

Canada	7379	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

18 King Street East

Suite 902

Toronto, Ontario M5C 1C4

Canada

(647) 259-1790

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, New York 10168

(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	BITF	Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

Bitfarms Ltd. (the “Registrant”) is a Canadian issuer whose common shares are listed on the TSX Venture Exchange and is eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the U.S.-Canadian Multijurisdictional Disclosure System. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Registrant filed a Registration Statement on Form 40-F on April 28, 2021 (SEC File No. 001-40370) (the “Registration Statement”).

The Registrant is filing this Amendment No. 1 to the Registration Statement to (i) include additional exhibits, each of which is incorporated by reference in the Registration Statement, (ii) amend the exhibit references under the heading “Principal Documents” and (iii) include the disclosure that appears under the heading “Nasdaq Corporate Governance.” No other amendment to the Registration Statement is being effected hereby.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements. All statements, other than statements of historical fact, incorporated by reference are forward-looking information. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “proposed,” “is expected,” “budgets,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits and on assumptions the Registrant believed were reasonable as of such date. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Registrant to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to:

●	risks relating to the global economic climate;

●	dilution;

●	the Registrant’s limited operating history;

●	future capital needs and uncertainty of additional financing;

●	the competitive nature of the industry;

●	currency exchange risks;

●	the need for the Registrant to manage its planned growth and expansion;

●	the effects of product development and need for continued technology change;

●	protection of proprietary rights;

●	the effect of government regulation and compliance on the Registrant and the industry;

●	network security risks;

●	the ability of the Registrant to maintain properly working systems;

●	reliance on key personnel;

●	global economic and financial market deterioration impeding access to capital or increasing the cost of capital;

●	volatile securities markets impacting security pricing unrelated to operating performance;

●	the construction and operation of Blockchain infrastructure may not occur as currently planned, or at all;

●	the Registrant’s expansion may not materialize as currently anticipated, or at all;

●	the digital currency market;

●	the ability to successfully mine digital currency;

●	revenue may not increase as currently anticipated, or at all;

●	it may not be possible to profitably liquidate the Registrant’s current or future digital currency inventory, or at all;

●	a decline in digital currency prices may have a significant negative impact on operations;

●	an increase in network difficulty may have a significant negative impact on operations;

●	the volatility of digital currency prices;

●	the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec and elsewhere including decisions of power regulators on rates and power access;

●	any regulations or laws that will prevent the Registrant from operating its business including local laws relating to noise levels and other operational matters;

●	historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and

●	an inability to predict and counteract the effects of COVID-19 on the business of the Registrant, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labor and international travel and supply chains.

A description of assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in the Registrant’s disclosure documents, such as the Registrant’s Annual Information Form for the year ended December 31, 2020, dated April 7, 2021 (the “AIF”), on the SEDAR website at www.sedar.com, attached hereto as Exhibit 99.123. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in the Exhibits incorporated by reference are expressly qualified by this cautionary statement. The forward-looking information contained in the Exhibits incorporated by reference represents the expectations of the Registrant as of the date of such Exhibit and, accordingly, is subject to change after such date. However, the Registrant expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing standards. IFRS differs in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements filed with this registration statement may not be comparable to financial statements prepared in accordance with U.S. GAAP.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.173, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consents of the independent auditors named in the foregoing Exhibits as Exhibits 99.137, 99.138, 99.172 and 99.173, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s AIF, attached hereto as Exhibit 99.123.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars.

CONTRACTUAL OBLIGATIONS

The following table lists information with respect to the Registrant’s known contractual obligations as of December 31, 2020.

	Payments due by period ($ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations*	$19,011	$18,840	$129	$42	$-
Capital (Finance) Lease Obligations	$6,051	$3,529	$2,512	$10	$-
Operating Lease Obligations	$7,700	$1,204	$2,299	$1,926	$2,271
Purchase Obligations	$-	$-	$-	$-	$-
Other Long-Term Liabilities	$209	$-	$78	$-	$131
Total	$32,971	$23,573	$5,018	$1,978	$2,402

*As disclosed in the Company’s Consolidated Financial Statements as of and for the years ended December 31, 2020 and 2019, dated March 24, 2021, attached hereto as Exhibit 99.112, Long-Term Debt Obligations presented in the Less than 1 year column in the table above, in the amount of $18,758, were repaid in full in January and February 2021.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, www.bitfarms.com, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking. The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

B. Consent to Service of Process. The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1*	Notice of Special Meeting of Shareholders dated January 2, 2020

99.2*	Notice of Special Meeting of Shareholders & Management Information Circular dated January 2, 2020

99.3*	Form of Proxy for Special Meeting of Shareholders on February 4, 2020

99.4*	Certification of Mailing of Proxy-Related Materials dated January 14, 2020

99.5*	Report of Voting Results from Special Meeting of Shareholders on February 4, 2020

99.6*	News Release dated February 20, 2020

99.7*	News Release dated February 28, 2020

99.8*	Early Warning Report dated February 28, 2020

99.9*	News Release dated March 11, 2020

99.10*	Material Change Report dated March 21, 2020

99.11*	News Release dated April 6, 2020

99.12*	News Release dated April 17, 2020

99.13*	ON Class 1 Reporting Issuers and Class 3B Reporting Issuers—Participation Fee Management Certification of CFO dated April 29, 2020

99.14*	Consolidated Financial Statements as of and for the years ended December 31, 2019 and 2018, dated April 29, 2020

99.15*	Management’s Discussion & Analysis for the year ended December 31, 2019, dated April 29, 2020

99.16*	CEO Certification of Annual Filings Venture Issuer Basic Certificate dated April 29, 2020

99.17*	CFO Certification of Annual Filings Venture Issuer Basic Certificate dated April 29, 2020

99.18*	News Release dated April 29, 2020

99.19*	Notice of Record and Meeting Dates dated April 29, 2020

99.20*	Certificate pursuant to subsection 2.20(c) of National Instrument 54-101 dated April 29, 2020

99.21*	News Release dated May 15, 2020

99.22*	News Release dated May 19, 2020

99.23*	Notice of Annual General Meeting of Shareholders dated May 20, 2020

99.24*	Notice of Annual General Meeting of Shareholders & Management Information Circular dated May 20, 2020

99.25*	News Release dated May 22, 2020

99.26*	News Release dated June 1, 2020

99.27*	Material Change Report dated June 1, 2020

99.28*	Form of Proxy for Annual General Meeting of Shareholders on June 29, 2020

99.29*	Certification of Mailing of Proxy-Related Materials dated June 9, 2020

99.30*	Letter from Former Auditor dated June 17, 2020

99.31*	Letter from Successor Auditor dated June 17, 2020

99.32*	Change of Auditor Notice dated June 18, 2020

99.33*	Material Change Report dated June 19, 2020

99.34*	News Release dated June 19, 2020

99.35*	Material Change Report dated June 24, 2020

99.36*	News Release dated June 24, 2020

99.37*	Interim Condensed Consolidated Financial Statements as of and for the three months ended March 31, 2020 and 2019 (Unaudited)

99.38*	Management’s Discussion & Analysis for the three months ended March 31, 2020, dated June 24, 2020

99.39*	CEO Certification of Interim Filings Venture Issuer Basic Certificate dated June 24, 2020

99.40*	CFO Certification of Interim Filings Venture Issuer Basic Certificate dated June 24, 2020

99.41*	Material Change Report dated June 29, 2020

99.42*	News Release dated June 29, 2020

99.43*	Material Change Report dated August 20, 2020

99.44*	News Release dated August 20, 2020

99.45*	Material Change Report dated August 28, 2020

99.46*	News Release dated August 28, 2020

99.47*	Interim Condensed Consolidated Financial Statements as of and for the three and six months ended June 30, 2020 and 2019 (Unaudited)

99.48*	Management’s Discussion & Analysis for the three and six months ended June 30, 2020, dated August 28, 2020

99.49*	CEO Certification of Interim Filings Venture Issuer Basic Certificate dated August 28, 2020

99.50*	CFO Certification of Interim Filings Venture Issuer Basic Certificate dated August 28, 2020

99.51*	Material Change Report dated August 31, 2020

99.52*	News Release dated August 31, 2020

99.53*	Material Change Report dated September 14, 2020

99.54*	News Release dated September 14, 2020

99.55*	Material Change Report dated September 21, 2020

99.56*	News Release dated September 21, 2020

99.57*	Material Change Report dated October 13, 2020

99.58*	News Release dated October 13, 2020

99.59*	Material Change Report dated October 26, 2020

99.60*	News Release dated October 26, 2020

99.61*	Material Change Report dated October 28, 2020

99.62*	News Release dated October 28, 2020

99.63*	Material Change Report dated November 9, 2020

99.64*	News Release dated November 9, 2020

99.65*	News Release dated November 13, 2020

99.66*	Interim Condensed Consolidated Financial Statements as of and for the three and nine months ended September 30, 2020 and 2019 (Unaudited)

99.67*	Management’s Discussion & Analysis for the three and nine months ended September 30, 2020, dated November 25, 2020

99.68*	CEO Certification of Interim Filings Venture Issuer Basic Certificate dated November 26, 2020

99.69*	CFO Certification of Interim Filings Venture Issuer Basic Certificate dated November 26, 2020

99.70*	Material Change Report dated November 26, 2020

99.71*	News Release dated November 26, 2020

99.72*	Notice Declaring Intention to Qualify Short Form Prospectus dated November 27, 2020

99.73*	Material Change Report dated December 22, 2020

99.74*	News Release dated December 22, 2020

99.75*	Material Change Report dated December 29, 2020

99.76*	News Release dated December 29, 2020

99.77*	News Release dated January 3, 2021

99.78*	Material Change Report dated January 4, 2021

99.79*	Material Change Report dated January 7, 2021

99.80*	News Release dated January 7, 2021

99.81*	News Release dated January 10, 2021

99.82*	Material Change Report dated January 11, 2021

99.83*	News Release dated January 13, 2021

99.84*	Material Change Report dated January 14, 2021

99.85*	Material Change Report dated January 14, 2021

99.86*	News Release dated January 14, 2021

99.87*	Early Warning Report dated January 25, 2021

99.88*	News Release dated January 25, 2021

99.89*	Material Change Report dated February 4, 2021

99.90*	News Release dated February 4, 2021

99.91*	News Release dated February 7, 2021

99.92*	Material Change Report dated February 8, 2021

99.93*	Material Change Report dated February 10, 2021

99.94*	News Release dated February 10, 2021

99.95*	Material Change Report dated February 18, 2021

99.96*	News Release dated February 18, 2021

99.97*	Material Change Report dated February 23, 2021

99.98*	News Release dated February 23, 2021

99.99*	Material Change Report dated March 2, 2021

99.100*	News Release dated March 2, 2021

99.101*	Annual Information Form for the year ended December 31, 2019, dated March 8, 2021

99.102*	CEO Certification of Annual Filings in connection with Voluntarily Filed Annual Information Form dated March 8, 2021

99.103*	CFO Certification of Annual Filings in connection with Voluntarily Filed Annual Information Form dated March 8, 2021

99.104*	Material Change Report dated March 12, 2021

99.105*	News Release dated March 12, 2021

99.106*	Preliminary Short Form Base Shelf Prospectus dated March 12, 2021

99.107*	Qualification Certificate dated March 12, 2021

99.108*	Receipt from Ontario Securities Commission dated March 15, 2021

99.109*	News Release dated March 18, 2021

99.110*	Material Change Report dated March 24, 2021

99.111*	News Release dated March 24, 2021

99.112*	Consolidated Financial Statements as of and for the years ended December 31, 2020 and 2019, dated March 24, 2021

99.113*	Management’s Discussion & Analysis for the year ended December 31, 2020, dated March 24, 2021

99.114*	ON Class 1 Reporting Issuers and Class 3B Reporting Issuers—Participation Fee Management Certification of CFO dated March 25, 2021

99.115*	AB Class 1 Reporting Issuers and Class 3B Reporting Issuers—Participation Fee Management Certification of CFO dated March 25, 2021

99.116*	CEO Certification of Annual Filings Venture Issuer Basic Certificate dated March 25, 2021

99.117*	CFO Certification of Annual Filings Venture Issuer Basic Certificate dated March 25, 2021

99.118*	Material Change Report dated March 25, 2021

99.119*	News Release dated March 25, 2021

99.120*	Material Change Report dated April 1, 2021

99.121*	News Release dated April 1, 2021

99.122*	Notice of Record and Meeting Dates dated April 1, 2021

99.123*	Annual Information Form for the year ended December 31, 2020, dated April 7, 2021

99.124*	CEO Certification of Annual Filings in connection with Voluntarily Filed Annual Information Form dated April 7, 2021

99.125*	CFO Certification of Annual Filings in connection with Voluntarily Filed Annual Information Form dated April 7, 2021

99.126*	CEO Certification of Annual Filings Venture Issuer Basic Certificate dated April 13, 2021

99.127*	CFO Certification of Annual Filings Venture Issuer Basic Certificate dated April 13, 2021

99.128*	Material Change Report dated April 16, 2021

99.129*	News Release dated April 16, 2021

99.130*	Material Change Report dated April 19, 2021

99.131*	News Release dated April 19, 2021

99.132*	News Release dated April 22, 2021

99.133*	Material Change Report dated April 23, 2021

99.134*	News Release dated April 23, 2021

99.135*	Material Change Report dated April 26, 2021

99.136*	News Release dated April 26, 2021

99.137*	Consent of Kost Forer Gabbay & Kasierer (a Member of Ernst & Young Global) dated April 27, 2021

99.138*	Consent of PricewaterhouseCoopers LLP dated April 28, 2021

99.139	Notice of Annual General Meeting of Shareholders dated April 28, 2021

99.140	Notice of Annual General and Special Meeting of Shareholders & Management Information Circular dated April 28, 2021

99.141	Notice of the Meeting and Record Date (amended) dated May 4, 2021

99.142	Material Change Report dated May 6, 2021

99.143	News Release dated May 6, 2021

99.144	Material Change Report dated May 7, 2021

99.145	News Release dated May 7, 2021

99.146	News Release dated May 10, 2021

99.147	Material Change Report dated May 12, 2021

99.148	News Release dated May 12, 2021

99.149	News Release dated May 13, 2021

99.150	Material Change Report dated May 17, 2021

99.151	News Release dated May 17, 2021

99.152	Material Change Report dated May 20, 2021

99.153	News Release dated May 20, 2021

99.154	Interim Condensed Consolidated Financial Statements as of and for the three months ended March 31, 2021 and 2020 (Unaudited)

99.155	Management’s Discussion & Analysis for the three months ended March 31, 2021, dated May 26, 2021

99.156	CEO Certification of Annual Filings Venture Issuer Basic Certificate dated May 26, 2021

99.157	CFO Certification of Annual Filings Venture Issuer Basic Certificate dated May 26, 2021

99.158	Material Change Report dated May 26, 2021

99.159	News Release dated May 26, 2021

99.160	Material Change Report dated May 28, 2021

99.161	News Release dated May 28, 2021

99.162	News Release dated June 1, 2021

99.163	Material Change Report dated June 3, 2021

99.164	News release dated June 3, 2021

99.165	Form of Proxy for Annual General Meeting of Shareholders on June 25, 2021

99.166	Certification of Mailing of Proxy-Related Materials dated June 7, 2021

99.167	Material Change Report dated June 9, 2021

99.168	News Release dated June 9, 2021

99.169	Material Change Report dated June 10, 2021

99.170	News Release dated June 10, 2021

99.171	Amended and Restated Preliminary Short Form Base Shelf Prospectus dated June 11, 2021

99.172	Consent of PricewaterhouseCoopers LLP dated June 16, 2021

99.173	Consent of Kost Forer Gabbay & Kasierer (a Member of Ernst & Young Global) dated June 16, 2021

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

BITFARMS LTD.

By:	/s/ L. Geoffrey Morphy
Name: L. Geoffrey Morphy
Title: President

Date: June 16, 2021